ROPES & GRAY LLP
PRUDENTIAL TOWER
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May 30, 2014	Sarah Clinton
T +1 617 951 7375
F +1 617 235 7312
sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Investment Funds (File No. 811-22743) (the “Trust”)

Ladies and Gentlemen:

This letter provides the response of Blackstone Alternative Multi-Manager Fund (the “Fund”), a series of the Trust, to comments on the Fund’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed on May 20, 2014 pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which Mr. Larry Greene provided to Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, by telephone on May 28, 2014. The comments, together with the Fund’s responses, are set forth below.

1. Please confirm that the disclosure in the Information Statement meets the type size requirements of Rule 14c-4(c) under the Exchange Act.

Response: The Fund confirms that the disclosure in the Information Statement meets the type size requirements of Rule 14c-4(c) under the Exchange Act.

2. Either in the “Important Notice Regarding the Internet Availability of Information Statement” (the “Notice”) or in the Information Statement itself, please clarify that the sub-advisory agreements that the Fund may enter into or materially amend without shareholder approval pursuant to the exemptive order received by the Trust from the Securities and Exchange Commission (the “Commission”) on April 2, 2013 are sub-advisory agreements with non-affiliated investment sub-advisers.

Response: The Trust has revised the relevant sentence in the “Notice Regarding New Sub-Advisers” section of the Information Statement to clarify that the sub-advisory agreements that the Fund may enter into or materially amend without shareholder approval pursuant to the exemptive order are sub-advisory agreements with certain wholly-owned and non-affiliated investment sub-advisers.

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3. Please explain why both the Notice and the Information Statement are referenced in the sentence regarding the availability of the Information Statement on the Fund’s website for at least 90 days after the date of the Notice and the Information Statement.

Response: Both the Notice and the Information Statement will be dated May 30, 2014. The Fund will make the Information Statement available on its website for at least 90 days after May 30, 2014 (i.e., the date of both the Notice and the Information Statement).

* * * * *

On behalf of the Trust, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Sarah Clinton

Sarah Clinton

cc:	James Hannigan, Esq.

James E. Thomas, Esq.